U. S. Securities and Exchange Commission
                         Washington, D. C. 20549


                                  FORM 3

         INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES



Filed  pursuant to Section 16(a) of the Securities Exchange  Act  of  1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940.


1.   Name and Address of Reporting Person
          Richard B. Morton
          407 N. Big Spring Street
          Midland, TX 79701

2.   Date of Event Requiring Statement
          February 17, 1998

3.   IRS or Social Security Number of Reporting Person
          ###-##-####

4.   Issuer Name and Ticker or Trading Symbol
          Southwest Oil & Gas Income Fund X-B, L.P.

5.   Relationship of Reporting Person to Issuer
                Southwest Royalties, Inc. as Managing General Partner, of which reporting person is an officer.

6.   If Amendment, Date of Original
          N/A

                                 TABLE I


1.   Title of Security
          Limited partnership interest

2.   Amount of Securities Beneficially Owned
          21.00 Units

3.   Ownership Form
          I

4.   Nature of Indirect Beneficial Ownership
                Southwest Royalties, Inc. as Managing General Partner, of which reporting person is an officer.




Date:     February 25, 1998                  /s/ Richard B. Morton
                                   --------------------------------------
                                                                 Richard B.
                                   Morton, Chief Operating
                                   Officer of Southwest Royalties,
                                   Inc., the Managing General Partner


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